SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CHANNELL COMMERCIAL CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Certain Options to Purchase Common Stock,

Par Value $0.01 Per Share

(Title of Class of Securities)

159186 10 5

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

William H. Channell, Sr.

Chairman of the Board and Chief Executive Officer

Channell Commercial Corporation

26040 Ynez Road

Temecula, California 92591

Tel: (909) 719-2600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Anthony T. Iler, Esq.

Irell & Manella LLP

1800 Avenue of the Stars, Suite 900

Los Angeles, California 90067

Tel: (310) 277-1010

CALCULATION OF FILING FEE*

Transaction Valuation	Amount of Filing Fee

$2,120,223	$195.06

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,572,960 shares of common stock of Channell Commercial Corporation will be exchanged pursuant to this offer. The aggregate transaction value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals the transaction value multiplied by $92 per million dollars of the transaction value.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1.    Summary Term Sheet

The information set forth under “Summary Term Sheet” in the Offer to Exchange, dated February 21, 2003 (as amended from time to time, the “Offer to Exchange”), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2.    Subject Company Information

(a)  Name and Address.

The name of the issuer is Channell Commercial Corporation, a Delaware corporation (the “Company”). The Company’s principal executives offices are located at 26040 Ynez Road, Temecula, California, 92591, and its telephone number is (909) 719-2600.

(b)  Securities.

This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by the Company to current employees and non-employee directors of the Company or its subsidiaries, other than employees who as of February 21, 2003 have received notice of their termination and non-employee directors who as of February 21, 2003 have ceased to serve on the board of directors, to exchange all outstanding options to purchase shares of the Company’s common stock, par value $.01 per share (the “Common Stock”), that were granted under the Channell Commercial Corporation 1996 Incentive Stock Plan, as amended (the “Stock Plan”), for new options to purchase shares of Common Stock to be granted under the Stock Plan, or any other stock option plan that may be adopted by Channell from time to time, as will be determined by Channell in its sole discretion, upon the terms and subject to the conditions described in the Offer to Exchange and the related Letter of Transmittal (as amended from time to time, the “Letter of Transmittal”), attached hereto as Exhibit (a)(2). The number of shares of Common Stock subject to the new options will be equal to the number of shares of Common Stock subject to the old options that are accepted for exchange and cancelled.

The information set forth in the Offer to Exchange under “Summary Term Sheet,” Section 1 (“The Offer; Number of Options; Expiration Date”), Section 5 (“Acceptance of Options for Exchange and Grant of New Options”) and Section 8 (“Source and Amount of Consideration; Terms of New Options”) is incorporated herein by reference.

(c)  Trading Market and Price.

The information set forth in the Offer to Exchange under Section 7 (“Price Range of Common Stock Underlying the Options”) is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person

(a)  Name and Address.

The information set forth under Item 2(a) above and in Section 10 of the Offer to Exchange (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference. The Company is both the filing person and the subject company.

Item 4.    Terms of the Transaction

(a)  Material Terms.

The information set forth in the Offer to Exchange under “Summary Term Sheet,” Section 1 (“The Offer; Number of Options; Expiration Date”), Section 3 (“Procedures for Tendering Options”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Options for Exchange and Grant of New Options”), Section 6 (“Conditions of the Offer”), Section 8 (“Source and Amount of Consideration; Terms of New Options”), Section 11 (“Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer”), Section 12 (“Legal Matters; Regulatory Approvals”), Section 13 (“Material U.S. Federal Income Tax Consequences”), Section 14 (“International Income Tax Consequences”) and Section 15 (“Extension of Offer; Termination; Amendment”) is incorporated herein by reference.

(b)  Purchases.

The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements

(e)  Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals

(a)  Purposes.

The information set forth in the Offer to Exchange under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.

(b)  Use of Securities Acquired.

The information set forth in the Offer to Exchange under Section 5 (“Acceptance of Options for Exchange and Grant of New Options”) and Section 11 (“Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

(c)  Plans.

The information set forth in the Offer to Exchange under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration

(a) Source of Funds.

The information set forth in the Offer to Exchange under Section 8 (“Source and Amount of Consideration; Terms of New Options”) and Section 16 (“Fees and Expenses”) is incorporated herein by reference.

(b)  Conditions.

The information set forth in the Offer to Exchange under Section 6 (“Conditions of the Offer”) is incorporated herein by reference.

(d)  Borrowed Funds.

Not applicable.

Item 8.    Interests in Securities of the Subject Company

(a)  Securities Ownership.

The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

(b)  Securities Transactions.

The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used

(a)  Solicitations or Recommendations.

Not applicable.

Item 10.    Financial Statements

(a)  Financial Information.

The information set forth in the Offer to Exchange under Section 9 (“Information Concerning Channell”) and Section 17 (“Additional Information”), and on pages F-2 through F-32 of the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2001 and in Item 1 (“Financial Statements”) of the Company’s Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2002 is incorporated herein by reference.

(b)  Pro Forma Information.

Not applicable.

Item 11.    Additional Information

(a)  Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) and Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b)  Other Material Information.

Not applicable.

Item 12.    Exhibits

(a	)(1)	Offer to Exchange, dated February 21, 2003.

(a	)(2)	Form of Letter of Transmittal.

(a	)(3)	Form of Letter to Eligible Option Holders Regarding Offer.

(a	)(4)	Letter to Channell Commercial Corporation Employees and Non-Employee Directors, dated February 21, 2003.

(a	)(5)	Form of Notice of Withdrawal of Tender.

(a	)(6)	Form of Letter to Tendering Option Holders Regarding Acceptance of Tendered Options.

(a	)(7)

Channell Commercial Corporation Annual Report on Form 10-K for its fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on March 27, 2002 and incorporated herein by reference.

(a	)(8)

Channell Commercial Corporation Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2002, filed with the Securities and Exchange Commission on November 11, 2002 and incorporated herein by reference.

(b	)	Not applicable.

(d	)(1)

Channell Commercial Corporation 1996 Incentive Stock Plan filed as Exhibit 10.2 to Amendment No. 1 to the Company’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on June 18, 1996 and incorporated herein by reference.

(g	)	Not applicable.

(h	)	Not applicable.

Item 13.    Information Required by Schedule 13E-3

Not applicable.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Date: February 21, 2003	CHANNELL COMMERCIAL CORPORATION

	By:	/s/ William H. Channell, Sr.
Name: William H. Channell, Sr.
Title: Chairman of the Board and Chief Executive Officer

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)	Offer to Exchange, dated February 21, 2003.

(a)(2)	Form of Letter of Transmittal.

(a)(3)	Form of Letter to Eligible Option Holders Regarding Offer.

(a)(4)	Letter to Channell Commercial Corporation Employees and Non-Employee Directors, dated February 21, 2003.

(a)(5)	Form of Notice of Withdrawal of Tender.

(a)(6)	Form of Letter to Tendering Option Holders Regarding Acceptance of Tendered Options.

(a)(7)

Channell Commercial Corporation Annual Report on Form 10-K for its fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on March 27, 2002 and incorporated herein by reference.

(a)(8)

Channell Commercial Corporation Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2002, filed with the Securities and Exchange Commission on November 11, 2002 and incorporated herein by reference.

(b)	Not applicable.

(d)(1)

Channell Commercial Corporation 1996 Incentive Stock Plan filed as Exhibit 10.2 to Amendment No. 1 to the Company’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on June 18, 1996 and incorporated herein by reference.

(g)	Not applicable.

(h)	Not applicable.